WeWork Inc.

575 Lexington Avenue

New York, NY 10022

March 21, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	WeWork Inc.—Request for Withdrawal of Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-260976)

Dear Mr. Holt:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, WeWork Inc. (the “Company”) hereby requests the withdrawal of Pre-Effective Amendment No. 2 (Accession No. 0001813756-22-000005) to its registration statement on Form S-1 (File No. 333-260976), together with all exhibits filed therewith, filed on March 18, 2022 (the “Amendment”).

The Amendment was inadvertently tagged as an “S-1/A” which is the EDGAR submission type used to file a pre-effective amendment, instead of being tagged as a “POS AM” which is the EDGAR submission type used to file a post-effective amendment. The Company intends to promptly re-file the Amendment as a “POS AM” with no changes other than the filing submission type.

The Amendment was not declared effective and no securities have been issued or sold in connection with the Amendment.

Sincerely,

WEWORK INC.

By:	/s/ Jared DeMatteis
Name:	Jared DeMatteis
Title:	Chief Legal Officer and Corporate Secretary